Exhibit 3(a)

Peoples Energy Corporation

Consider Recommendation to

Amend the By-laws of the Company

RESOLVED, That this Board of Directors hereby approves amendments to the Company's By-Laws, such amendments to be effective November 3, 1999 by replacing Sections 3.2 and 3.3 of Article III of the By-Laws in their entirety with the following:

SECTION 3.2. Regular Meetings. A regular meeting of the Board of Directors shall be held immediately, or as soon as practicable, after the annual meeting of the shareholders in each year for the purpose of electing officers and for the transaction of such other business as may be deemed necessary, and regular meetings of the Board shall be held at such date and time and at such place as the Board of Directors may from time to time determine. Not less than two days' notice of all regular meetings of the Board, except the meeting to be held after the annual meeting of shareholders which shall be held without other notice than this by-law, shall be given to each director personally or by mail, overnight courier, telegram or facsimile.

SECTION 3.3. Special Meetings. Special meetings of the Board may be called at any time by the Chairman of the Board, the President, or by any two directors, by causing the Secretary to send by personal delivery, mail, overnight courier, telegram or facsimile, to each director, not less than three days before the time of such meeting, a written notice stating the time and place of such meeting. Notice of any meeting of the Board may be waived by any director.

RESOLVED FURTHER, That the Secretary of the Company be, and he hereby is, directed to initial a copy of the amended By-Laws presented at this meeting and place it with the important papers of this meeting.